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                                                                     EXHIBIT 1.2

         RESOLVED, that Section 1(a) of the Rights Agreement between PharmChem Laboratories, Inc and ChaseMellon Shareholder Services, L.L.C. as Rights Agent dated as of November 30, 1999 and amended December 19, 2000 is hereby amended and restated as follows:

         "Acquiring Person" means any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the aggregate number of Common Shares of the Company then outstanding; provided, however that (i) in no event shall any Exempt Person be deemed to be an Acquiring Person, (ii) no Person who or which, together with all Affiliates and Associates of such Person, was the Beneficial Owner of 15% or more of the aggregate number of Common Shares of the Company issued and outstanding as of 5:00 p.m., California time, on November 30, 1999 shall be deemed to be an "Acquiring Person" for purposes of this Agreement; provided, however, that if such Person together with any Affiliates and Associates of such Person, after 5:00 p.m., California time, on November 30, 1999, (A) acquires in one or more transactions, Beneficial Ownership of an additional number of Common Shares, and (B) beneficially owns after such acquisition 30% or more of Common Shares of the Company then outstanding, then such Person shall be deemed to be an "Acquiring Person," (iii) no Person shall become an "Acquiring Person" as the result of an acquisition of Common Shares by the Company which, by reducing the number of the Company's Common Shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% (or, in the case of Persons described in clause (ii) of this paragraph, 30%) or more of the Common Shares then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% (or, in the case of Persons described in clause (ii) of this paragraph, 30%) or more of the Common Shares of the Company then outstanding by reason of share acquisitions by the Company and shall, after such share acquisitions by the Company, (A) acquire, in one or more transactions, beneficial ownership of an additional number of Common Shares which exceeds the lesser of 10,000 Common Shares or 0.25% of the then-outstanding Common Shares and (B) beneficially own after such acquisition 15% (or, in the case of Persons described in clause (ii) of this paragraph, 30%) or more of the aggregate number of Common Shares of the Company then outstanding, then such Person shall be deemed to be an "Acquiring Person," and (iv) if the Board of Directors determines in good faith that a Person who would otherwise be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.